Exhibit 12.1

KOHL’S CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in Millions)

	Six Months Ended
	July 28, 2 012	July 30, 2011
Earnings
Income before income taxes	$616	$790
Fixed charges	244	239
Less: interest capitalized during period	(1)	(3)

	$859	$1,026

Fixed Charges
Interest (expensed or capitalized)	$166	$153
Portion of rent expense representative of interest	77	85
Amortization of deferred financing fees	1	1

	$244	$239

Ratio of earnings to fixed charges	3.5	4.3